LETTERHEAD
April 16, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Toll Brothers, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2008
Filed December 19, 2008
Form 10-Q for the Fiscal Quarter Ended January 31, 2009
Filed March 11, 2009
File No. 001-09186
Dear Mr. O’Brien:
     We have reviewed your letters of February 6, 2009 and March 19, 2009 regarding the Toll Brothers, Inc. Annual Report on Form 10-K for the fiscal year ended October 31, 2008 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended January 31, 2009 (the “Form 10-Q”). In order to attempt to respond as timely as possible and immediately adopt many of your suggestions, we addressed certain issues in our February 20, 2009 letter and included additional disclosure in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2009. As you requested, we held off on responding to the remaining issues until after you reviewed the Form 10-Q and our initial responses. We are now responding to those remaining issues from the original letter and your comments in the March 19, 2009 letter in one complete letter. To facilitate your review, we have included each of your comments being responded to herein prior to our responses to them. This document is being submitted via EDGAR. In addition, we have sent you a paper copy.
     We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind. We acknowledge your urging us to find ways to enhance our inventory and impairment disclosures. We understand your request that we provide quantitative information regarding these matters if such information would convey to investors and other readers of our financial statements the overall risks of recoverability of our real estate-related assets, and we agree with the overall principal in providing relevant information and disclosures to our investors. As we have continued to explore different ways to supplement our current disclosures, we continue to be challenged with how to best provide such information in a manner that would be meaningful to investors and readers of our financial statements. We want to be responsive to your comments, but are concerned about potential misinterpretations of such disclosures as we outline in this letter. As we have continued to struggle with how to best present such information in the most meaningful and practical manner, we believe it would be very helpful for us to discuss with the Staff the challenges we have faced in presenting such information. We believe these issues and our concerns require further discussion and / or explanations on our part, and believe a follow up conference call with the Staff would be very beneficial in improving our disclosures. We would value the opportunity to discuss our concerns with you and garner a better understanding of the Commission’s perspective.
Form 10-K for the Fiscal Year Ended October 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Critical Accounting Policies, page 29
Inventory, page 29
1.	We note that you have not provided a response to comment 4 in our letter dated February 6, 2009. As such, we re-issue the comment. Please ensure your next response letter addresses all of the comments in one complete letter.

We note that inventory is your largest asset at 62.7% of total assets as of October 31, 2008. We further note that you have recognized a significant amount of impairment costs for your inventory during fiscal years 2008, 2007 and 2006. In our letter dated July 18, 2007, we urged you to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your real estate-related assets by disclosing, at a minimum (a) the material assumptions made in your fair value method(s) and a sensitivity analysis of each of the material assumptions (e.g., the weighted average future sales pace and future sales price by geographic segment and the changes from your historical weighted average sales pace and sales price by geographic segment); (b) the carrying value of communities for which the estimated future undiscounted cash flows were not materially different from the carrying values by reportable segment, at a minimum; and (c) the discount rate or rate range used in your estimates of discounted cash flows. We note that you have continued to not include these disclosures in your discussion and analysis of the critical estimates used to estimate the impairment charges recognized for your current communities and land held for future communities or future sections of current communities. We remind you that Section 501.14 of the Financial Reporting Codification states, “...the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.” We further caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your inventory, such information may need to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We continue to request you provide the information noted above in future filings.
Response:

In the normal course of our review of the appropriateness of the carrying value of our inventory, we evaluate each of our communities and land parcels based on a specific set of assumptions for each particular community or land parcel. This is consistent with our business approach, where each community is run as a separate business. All factors affecting each individual community’s estimated future cash flow, including original land cost, improvement costs, overhead structure, competition, market conditions, incentives, sales pace and sales price, are considered when evaluating that community’s carrying value. In order to evaluate the carrying value of each community, we gather, track, analyze and make decisions based on detailed, discretely different, community by community information. Given the fact that we build so many different products at so many different price points in communities in various areas of the country, generalizations about average assumptions are not meaningful and can be deceiving. For example, a community with an estimated sales pace of 10 homes per year and an estimated sales price of $500,000 per home may not require an impairment charge, while a community within the same region with an estimated sales pace of 15 homes per year and an estimated sales price of $700,000 per home may require one.

Providing composite information may imply that the same assumptions apply to our entire inventory or to an entire segment of our inventory, which is not accurate. For example, in certain of our Michigan communities that are located near auto industry headquarters and plants, our assumptions on incentives offered and sales paces will generally be more conservative than in our Illinois communities. In fact these assumptions may even be different than those used in other Michigan communities that are not as sensitive to the auto industry. Yet our Michigan and Illinois communities, along with communities in certain other states, are in our North geographic segment.

We have attempted to find ways to provide the quantitative information you have requested. Since a change in one assumption will generally result in a change in other assumptions (e.g., increased sales incentives may increase the sales pace; or a decrease in sales pace may result in certain overhead costs being shared among two or more communities, thus reducing the burden to be absorbed by each community) we are concerned that summarizing data or attempting to sensitize an individual assumption is not meaningful or even appropriate. In these unprecedented economic times, the relationships between historical information and assumptions used in our evaluations are no longer valid, as assumptions have expanded into an even wider and more complex band of possible outcomes than when our sales paces and backlog were more predictable.

We are concerned that providing the reader of our financial statements with summary information regarding the assumptions, made in performing our inventory impairment valuations would not be meaningful and may be misleading. We are also concerned that providing detailed information by community may be so extensive and variable that it is neither useful nor practical, and further would hurt our competitive position.

You requested that we disclose the carrying value of communities for which the estimated future undiscounted cash flows were not materially different from their carrying values. In the normal course of our review of the appropriateness of the carrying value of our inventory, we review many communities to determine if an impairment charge should be recognized. As a result of the difficult market conditions and the factors we look at in order to determine if a community should be reviewed, currently, the majority of our communities are being reviewed quarterly for a possible impairment. The initial valuation of the community’s carrying value is derived using estimates of the various factors that will affect the calculation of our estimated future cash flow of that community. During this process, we often calculate the estimated future cash flow of a community a number of times using different sets of assumptions (including what we believe are very conservative assumptions) to determine if the carrying value of that community has been impaired. Once the determination is made that the community’s value has been impaired, we use our best estimate of the variables to determine the impairment charge.

We are hesitant to define “not materially different” as it relates to a potential impairment, particularly because we use so many different assumptions to review for impairments and our use of a conservative set of assumptions may not trigger an impairment, but may result in undiscounted cash flows being near the carrying value of the community. It would be a subjective decision on our part as to its meaning and the meaning would vary from community to community. Further, we are concerned that disclosure of the carrying value of communities for which the estimated future undiscounted cash flows was “not materially different” from the carrying value of the community could be misleading to the reader of the financial statements since the reader would have difficulty properly evaluating this information without access to all the information and assumptions on a community by community basis.
Further, please also revise your disclosures in future filings to address each of the following:
•	The number of communities you were operating in that you evaluated for impairment, the number of communities for which you recorded an inventory impairment, and the carrying value of those communities with impairments as of the end of the fiscal year. Please provide this information at a consolidated level and reportable segment level.

•	The time period in which your discounted cash flow model projections begin to assume an improvement in market conditions.

•	Information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.
Please provide us with the disclosure you intend to include in future filings.

Response:

We select communities for impairment evaluation based on criteria as identified in our critical accounting policies disclosure. Because of the breadth of these criteria and as a result of the distressed real estate market, the majority of our communities are currently being tested. We are concerned that disclosure of the actual number of communities that we evaluate does not provide the reader with any meaningful information and could be misleading if used or interpreted incorrectly. For example, a reader of our financial statements could interpret that market conditions are improving if we disclosed that we evaluated 100 communities this quarter versus 120 communities last quarter. This type of conclusion may not be accurate. Furthermore, if we disclosed impairments on 20 communities and no impairments on the remaining 80, a reader may take that as an indication that those 80 communities will not be subject to an impairment charge in the future. Another reader of our financial statements could conclude that because we evaluated 100 communities this quarter, we must be concerned about their valuation, and, therefore, their carrying value may not be recoverable. However given the many different criteria which may trigger a review, this could be an incorrect conclusion.

You requested that we provide the time period for the improvement in market conditions that we assumed in the cash flow model. Since each type of product at each price point in each market is so different, the improvement in market conditions and the resultant improvement in sales paces and pricing are individually determined and vary significantly from community to community. We do not project overall market condition improvements and apply them to our cash flow model across the board, or even throughout a particular geographic segment or market. We review all of the comparable data we can find in a market about our communities, our competition, product differences, price points, direction of the market, etc. For a particular community, in a market that is extremely slow or showing continued weakness, we may not assume any market correction for three, four or more years, and may even include estimates of further market deterioration.
We discuss in the “Overview” section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) the trends, uncertainties or other factors which we believe were the overall causes of the downturn in our business and those factors that we believe will be important to a recovery. In addition, in the “Critical Accounting Policies — Inventory” section of our MD&A, we disclose that the estimates used in our evaluation were based on the factors known at the time the evaluation was done. We also disclose what we believe is needed to see a recovery in our business (i.e., we believe that the key to a recovery in our business is the return of consumer confidence and a stabilization of financial markets and home prices.) We caution the reader that should the assumptions used in the evaluations deteriorate in the future, we may be required to recognize future impairments. We continuously monitor this disclosure and update it when appropriate.

2.	We note that you have not provided a response to comment 5 in our letter dated February 6, 2009. As such, we re-issue the comment. Please ensure your next response letter addresses all of the comments in one complete letter.

In future filings, please include disclosure regarding your assessment of your investments in and advances to unconsolidated entities for impairment. We note that you recognized impairment charges of $200.7 million and $59.2 million during fiscal years 2008 and 2007, respectively, for your investments in and advances to unconsolidated entities. As such, you should provide disclosures to explain to investors the methods and material assumptions made to estimate the impairment charges along with the sensitivity of those assumptions. In addition, you should also explain to investors the circumstances that changed between fiscal years 2007 and fiscal year 2008 that resulted in the significant additional impairment charge during fiscal year 2008. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you intend to include in future filings.

Response:

We evaluate each of our investments in Development Joint Ventures, Planned Community Joint Ventures and Condominium Joint Ventures on an individual basis in a manner similar to our 100% owned inventory.

The continued worsening of the economy has been the primary driver behind the increased unconsolidated entity impairments. The majority of the impairments were attributable to joint ventures in certain Western states, where we encountered significant reductions in orders and increases in sales incentives, which continued to accelerate in fiscal 2008. In addition, two of our partners in two joint ventures fell into financial distress. These partners’ inability to fulfill their partnership obligations further hurt the joint ventures. As a result we either wrote off all of our investments in these joint ventures or wrote them down to an estimated fair value. Further, one joint venture principal asset was an option to purchase ground, and when the partners determined that, due to continuing market declines, they would not make further payments related to the option, we wrote off the investment. The majority of the remaining Investments in Joint Ventures which were impaired were related to joint ventures in New York City. As a result of problems in the banking industry, which was more pronounced in fiscal 2008, we determined the majority of our investments in these ventures were not recoverable.

We will include expanded disclosure in future filings. A draft of the disclosure that we expect to include in future filings appears below. This draft disclosure will be modified in the future to reflect the facts and circumstances impacting the changes between fiscal years similar to the factors discussed in the preceding paragraph.

DRAFT DISCLOSURE (to be included in MD&A — OFF BALANCE SHEET ARRANGEMENTS)

The trends, uncertainties or other factors that have negatively impacted our business and the industry in general and which are discussed in the overview section of MD&A have also impacted the unconsolidated entities in which we have an investment. We review each of our investments in unconsolidated entities on a quarterly basis to determine the recoverability of our investment. We evaluate the recoverability of our investment in unconsolidated entities using similar methodology that we use to evaluate our inventories. This evaluation entails a detailed cash flow analysis using many estimates including but not limited to expected sales pace, expected sales prices, expected incentives, costs incurred and anticipated, sufficiency of financing and capital, competition, and market conditions. When markets deteriorate and it is no longer probable that we can recover our investment in a joint venture we impair our investment. If a joint venture has its own loans or is principally a joint venture to hold an option, such impairment may result in the majority or all of our investment being impaired. See “Critical Accounting Policies — Inventory” in this MD&A for more detailed disclosure on our evaluation of inventory.
3. Investments in and Advances to Unconsolidated Entities, page F-14
3.	We note that you have not provided a response to comment 9 in our letter dated February 6, 2009. As such, we re-issue the comment. Please ensure your next response letter addresses all of the comments in one complete letter.
Please revise your disclosures in future filings to address each of the following:

•	Disclose the amount accrued related to your land joint venture guarantees.

•	For the two land joint ventures that the joint ventures’ lenders have filed suit, please disclose (a) the amount accrued in accordance with paragraph 8 of SFAS 5; and (b) the amount or range of reasonably possible loss in excess of accrual or state that such amount or range cannot be reasonably estimated and why. We assume that the amount or range of reasonably possible loss in excess of accrual is material to your results of operations and cash flows, as you disclose that the loss contingency for these two lawsuits is immaterial to your financial condition only. Refer to paragraphs 9 and 10 of SFAS 5.
Please provide us with the disclosure you intend to include in future filings.

Response:

In response to your letter of February 6, 2009 we revised our disclosure to include in our Form 10-Q, Note 3 to the Condensed Consolidated Financial Statements under “General,” the $122.2 million we accrued for our commitment to all joint ventures in which we have an investment. This includes the amount accrued related to the two land joint ventures where the joint ventures’ lenders have filed suit; In accordance with paragraph 9 of SFAS 5, disclosure may be required if “... in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading.” We believe that disclosure of the amount accrued for all of our commitments to joint ventures in total, rather than just the two joint ventures separately, is not misleading to the reader. Furthermore, we are concerned that the disclosure of the amounts accrued for these two land joint ventures separately would impair the Company’s ability to effectively defend itself in these lawsuits and its ability to minimize the amount of any loss in the final disposition of these lawsuits. With regard to (b) above, in response to your previous comments, we revised our disclosure in our Form 10-Q, Note 3 to the Condensed Consolidated Financial Statements under “Development Joint Ventures” to state “The Company does not believe that these alleged Development Joint Venture defaults and related lawsuits will have a material impact on the Company’s results of operations, cash flows or financial condition.” In addition, we also disclose the estimated maximum amount of unrecorded guarantees in the amount of $50.3 million in Note 3 to the Form 10-Q. We believe this disclosure is appropriate at this time, given our current expectations of the resolution of these matters however we are happy to discuss this disclosure further with you. We will continue to monitor this disclosure and update it if and when appropriate.
Form 10-Q for the Fiscal Quarter Ended January 31, 2009
12. Legal Proceedings, page 16
4.	We note your statement in response to comments 13-15 in our letter dated February 6, 2009, that you “do not establish a range of potential liability.” In all of these comments, we requested that you disclose the amount or range of reasonably possible loss in excess of accrual in accordance with paragraph 10 of SFAS 5. If you are

Response:

unable to disclose the amount or range of reasonably possible loss, please disclose the reasons why you are unable to provide this information at this time. Please note that a statement the loss contingency is not expected to be material does not satisfy the requirements of paragraph 10 of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please revise your disclosures in future filings accordingly.
As expressed in our previous letter of February 20, 2009, we do not determine a range of reasonably possible loss in each of these matters. We believe we have evaluated our potential liabilities and accrued for the expected cost of bringing these matters to a close. We do not believe the amounts accrued are material to a reader of our financial statements.

We will revise our disclosure in future filings to convey to the reader that there is an uncertainty in the potential outcome of these matters. A draft of the disclosure that we expect to include in future filings appears below. This draft disclosure will be modified in the future to reflect the facts and circumstances impacting the changes between fiscal years similar to the factors discussed in the preceding paragraph.

DRAFT DISCLOSURE:

The Company is involved in various other claims and litigation arising principally in the ordinary course of business. Due to the high degree of judgment required in determining the amount of probable loss related to these matters and the inherent variability in predicting future settlements and judicial decisions, actual future costs to settle these matters could differ from the Company’s current estimates. The Company believes that adequate provision for resolution of all claims and pending litigation has been made for probable losses and that the disposition of these and the above actions will not have a material adverse effect on the Company’s results of operations and liquidity, or on its financial condition.
13. Commitments and Contingencies, page 17
5.	We note the disclosures you included in the first quarter of fiscal year 2009 Form 10-Q in response to comment 11 in our letter dated February 6, 2009. Please further revise your disclosure to provide the following additional information:
•	Please provide the numerical information for each period presented and not just the most recent period.(A)

•	Please disclose the number of land parcels under option and purchase agreements you do not expect to acquire/exercise and the value of the non-recoverable deposits and costs written off for these land parcels under option and purchase agreements. Please also disclose this information by reportable segment. (B)

•	Please disclose the following by reportable segment for the land parcels under option and purchase agreements you expect to acquire/exercise:
•	The number of land parcels under option and purchase agreements;

•	The aggregate purchase price;

•	The value of the deposits made and any other costs that are capitalized; and

•	The value of those deposits and costs that is non-refundable. (C)
Response:

Part (A)(C):

We disclose in the Form 10-Q, Note 13 to the Condensed Consolidation Financial Statements that these option and land purchase agreements do not require us to purchase the land parcels. (Disclosure — “Generally, the Company’s option and purchase agreements to acquire home sites do not require the Company to purchase those home sites, although the Company may, in some cases, forfeit any deposit balance outstanding if and when it terminates an option and purchase agreements.” In future filings, we intend to supplement this as outlined in our response to Comment #7, below, and repeated here. “Generally, the Company’s option and purchase agreements to acquire land parcels do not require the Company to purchase those land parcels, although the Company may, in some cases, forfeit any deposit balance outstanding if and when it terminates an option and purchase agreement. Where market conditions are weak or approvals needed to develop the land are questionable or for other reasons, the Company may not expect to acquire the land. Whether an option and purchase agreement is legally terminated or not, the Company reviews the amount recorded for the land parcel subject to the option and purchase agreement to determine if it is recoverable. While the Company may not have yet terminated the option and purchase agreements for those land parcels that it does not expect to acquire, it has written off any non-refundable deposits and costs previously capitalized to such land parcels in the periods that it determined such costs were not recoverable.” ) We disclose these potential future purchase commitments, including the aggregate amount of the commitments, the amount of cash required in the future if we complete the acquisition of the land parcels, the amount we have deposited or accrued on these agreements and the amount that we would lose should we decide to not complete the acquisition of the land parcels. We do not believe that the disclosure of our purchase commitments for prior periods and by geographic segment would give the reader of our financial statements any additional meaningful insight into our business. We believe our current disclosure, as modified in accordance with our response to Comment #7 below, is appropriate. We would appreciate the opportunity to discuss with the Staff why this disclosure, on a comparative basis, would be meaningful to investors.

Part (B):

We disclose in the Form 10-Q, Note 13 to the Condensed Consolidated Financial Statements, that our option and purchase agreements do not require us to acquire home sites or land parcels although we may in some cases forfeit deposits.

We have a number of land parcels under option and purchase agreements that, because of market conditions, approval status or otherwise, we do not intend to acquire and we have written off any expenditures (including any non-refundable deposits) related to these parcels that we believe are not recoverable. The write-offs of the expenditures related to the unterminated option and purchase agreements are included in the amounts disclosed for impairment charges recognized and the expensing of costs we believe are not recoverable. In response to your letter of February 6, 2009, our disclosures were revised and these amounts are included in the table in Note 14 to the Form 10-Q under the caption Land controlled for future communities — not owned. We believe our current disclosure, as modified in accordance with our response to Comment #7 below, is adequate.

6.	We note that you did not include the disclosures regarding deposits in the form of a standby letter of credit provided in your response letter in your Form 10-Q. Please confirm to us that you did not have any deposits in the form of a standby letter of credit for each period presented. Otherwise, it would appear such disclosure should be provided in future filings.
Response:

At January 31, 2009, we had $18.5 million of standby letters of credit outstanding related to land deposits. As a policy, we record any standby letter of credit posted for a land deposit as an accrued expense in the period during which the standby letter of credit is issued. Because of the amount and complexity of disclosure contained in this paragraph, we felt that eliminating the standby letter of credit disclosure would make the disclosure easier for the reader to understand. The $18.5 million of standby letters of credit are included in the $98.2 million disclosed as the amount we have recorded as accrued expenses at January 31, 2009. Since the amount of land deposits represented by standby letters of credit is immaterial and has been recorded as a liability on our balance sheet, we believe that separate disclosure of these standby letters of credit is not necessary.

7.	We note your disclosure, “[o]f the $66.3 million the Company had paid or accrued on these option and purchase agreements, $62.1 million was non-refundable at January 31, 2009.” It is unclear how the $66.3 million referred to as paid or accrued relates to the rest of the amounts disclosed. In this regard, we note that you have paid or deposited $47.8 million for the $599.5 million of land option and purchase agreements. We further note that you are entitled to receive a credit of $30.8 million from your investments in unconsolidated entities, if you exercise the related land option and purchase agreements. Finally, we note that you have accrued $98.2 million of the remaining $520.0 million obligation for your land option and purchase agreements. Please provide us with the disclosure you intend to include in future filings to clarify this disclosure.

Response:

The $66.3 million of deposits ($47.8 million in cash and $18.5 million in the form of standby letters of credit which liability has been recorded) is included as part of our inventory. In our attempt to be responsive to your comments in the February 6, 2009 letter, we increased disclosure in our Form 10-Q. We attempted to provide the reader information on the amount of cash we would be required to expend if we were to purchase all of the land parcels under option or purchase agreements. Our aggregate commitment is $599.0 million. Of this amount we have deposited $47.8 million of cash. In addition we are entitled to a $30.8 million credit for money already invested in our joint venture.
Accordingly, our future cash requirement to acquire all of the land parcels under option or purchase agreements would be $520.0 million. We will revise our future disclosures to clarify our commitments for land purchases. A draft of the disclosure that we expect to include in future filings appears below. This draft disclosure may be modified in the future to reflect the facts and circumstances of these matters as of the date of the disclosure.

DRAFT DISCLOSURE

Generally, the Company’s option and purchase agreements to acquire land parcels do not require the Company to purchase those land parcels, although the Company may, in some cases, forfeit any deposit balance outstanding if and when it terminates an option and purchase agreement. Where market conditions are weak or approvals needed to develop the land are questionable or for other reasons, the Company may not expect to acquire the land. Whether an option and purchase agreement is legally terminated or not, the Company reviews the amount recorded for the land parcel subject to the option and purchase agreement to determine if it is recoverable. While the Company may not have yet terminated the option and purchase agreements for those land parcels that it does not expect to acquire, it has written off any non-refundable deposits and costs previously capitalized to such land parcels in the periods that it determined such costs were not recoverable. At January 31, 2009, the aggregate purchase price of land parcels under option and purchase agreements, excluding parcels under option that the Company does not believe are recoverable or that it does not expect to acquire was approximately $599.5 million (including $148.5 million of land to be acquired from unconsolidated entities in which the Company has investments). Of the $599.5 million of land option and purchase agreements for parcels the Company expects to acquire, at January 31, 2009, it had deposited $47.8 million, was entitled to receive a credit for prior investments in unconsolidated entities of approximately $30.8 million and, if the Company acquired all of these land parcels, would be required to pay an additional $520.9 million. Of the $520.9 million the Company would be required to pay, it had recorded $98.2 million of this amount in accrued expenses at January 31, 2009.
14. Business Segments, page 18
8.	We note the disclosures you have provided on page 19 in response to comment 16 in our letter dated February 6, 2009. Please confirm to us that you intend to present this information at the segment level in future filings. Please also revise the disclosure to present the carrying value of each component of inventory by segment and investments in unconsolidated entities by segment as of each balance sheet presented.

Response:

We intend to include the information provided on page 18 of our Form 10-Q in future filings. We will revise our disclosure in the future to provide the carrying value of each component of inventory and our investments in unconsolidated entities by geographic segment as of each balance sheet presented.
Critical Accounting Policies, page 28
Income Taxes — Valuation Allowance, page 30
9.	We note the disclosures you included in the first quarter of fiscal year 2009 Form 10-Q. Specifically, we note your statement that you are primarily relying on taxable income in the carryback period and future projected income. We further note your statement, “[d]ue to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in our historical analyses.” Section 501.14 of the Financial Reporting Codification provides the following guidance, “[s]ince critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.” As such, please revise your disclosure in future filings to provide quantitative information regarding the sensitivity of your estimates of the taxable income available for use in the carry back period and future taxable income. In this regard, please also disclose the amount of future taxable income you are estimating you will be able to generate to utilize the remaining deferred tax assets. Please also disclose the amount of prior taxable income available to offset net operation losses as of the most recent balance sheet date. Finally, please disclose the sensitivity of the realizability of your deferred tax assets on your current assumptions by disclosing the impact to your valuation allowance using other reasonably likely inputs that could have been assumed at the balance sheet date.

Response:

Per your request, we will disclose in future filings the quantitative information regarding the sensitivity of our estimates of taxable income available for use in the carryback period. We will also disclose the amount of future taxable income that we believe can be generated to utilize the remaining deferred tax assets, as well as prior taxable income available to offset net operating losses as of the most recent balance sheet date.

We will also disclose the factors impacting the realizability of our deferred tax assets and the impact, if any, that changes to these factors will have on our valuation allowance as of the balance sheet date.

We have attempted to be as responsive as possible to your questions and comments. As noted earlier in this letter we would welcome the opportunity to further discuss and clarify our responses.
Yours truly,

/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President —
Chief Accounting Officer
Direct telephone: 215 938 8045
Fax: 215 938 8422
E-mail: jsicree@tollbrothersinc.com